UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              ATC Healthcare, Inc.
                              --------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    00209C102
                                    ---------
                                 (CUSIP Number)


                               Eugene C. McColley
                         Roaring Fork Capital SBIC, L.P.
                          5350 S. Roslyn St., Ste. 380
                           Greenwood Village, CO 80111
                                 (303) 694-1300
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                November 13, 2007
                                -----------------
               (Date of Event which Requires Filing of Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00209C102                     13D                    Page 2 of 6 Pages
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1)   NAME OF REPORTING PERSONS (1)

     (a)  Roaring Fork Capital SBIC, L.P. ("RFLP")
     (b)  Roaring Fork Capital Management , LLC ("RFLLC")
     (c)  Eugene C. McColley, James T. Rothe, and G. Michael Machens

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)
      (b)
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS (See Instructions)

      WC
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     (a)  Delaware, USA

     (b)  Colorado, USA

     (c)  USA
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    NUMBER OF SHARES      7)   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         8,543,217 (2)
          EACH            8)   SHARED VOTING POWER
    REPORTING PERSON           0
          WITH            9)   SOLE DISPOSITIVE POWER
                               8,543,217 (2)
                          10)  SHARED DISPOSITIVE POWER
                               0
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,543,217  (2)
--------------------------------------------------------------------------------

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)
--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7% (based on 46,480,744 shares of Class A Common Stock outstanding on May 31, 2007 as disclosed in the Form 10-Q filed by the Issuer on July 16, 2007.)
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14)  TYPE OF REPORTING PERSON (See Instructions)

     (a)  PN
     (b)  OO
     (c)  IN, IN, IN
--------------------------------------------------------------------------------

(1) Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is RFLP. This Statement is also being filed on behalf of RFLLC, which is the sole general partner of RFLP, and McColley, Rothe and Machens, who are the Managers of RFLLC and, as principals of RFLLC, may be deemed to share indirect beneficial ownership of the securities which RFLLC may beneficially own. RFLLC and Messrs. McColley, Rothe and Machens disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.

(2) Consists of 3,874,991 shares of Class A Common Stock, $.01 par value per share, 2,167,351 shares of Class A Common Stock that may be acquired upon exercise of warrants, and 2,500,875 shares of Class A Common Stock that may be acquired upon conversion of 6% Convertible Series C Preferred Stock.

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer

This statement on Schedule 13D ("Statement") relates to the shares of Class A Common Stock, $.01 par value per share (the "Common Stock"), of ATC Healthcare, Inc. (the "Issuer"), a Delaware corporation, having its principal executive offices at 1983 Marcus Avenue and is being filed by the Reporting Person identified in Item 2 below.

Item 2.  Identity and Background

(a) This statement is filed by and on behalf of each of the following persons (the "Reporting Persons"): (i) Roaring Fork Capital SBIC, L.P., a Delaware limited partnership ("RFLP"); (ii) Roaring Fork Capital Management , LLC, a Colorado limited liability company ("RFLLC"); (iii) Eugene C. McColley; (iv) James T. Rothe; and (v) G. Michael Machens.

(b) The address of the principal business office of each of the Reporting Persons is 5350 S. Roslyn St., Ste. 380, Greenwood Village, Colorado 80111.

(c) Messrs. McColley, Rothe and Machens are the Managers of RFPLLC, the principal business office of which is located at 5350 S. Roslyn St., Ste. 380, Greenwood Village, Colorado 80111. RFPLLC is the General Partner of RFLP, a small business investment company.

(d) During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. McColley, Rothe and Machens are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

No transactions have been made in the Common Stock of the Issuer since the filing of the statement on Schedule 13G/A in February 2007.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On November 13, 2007, RFLP sent a letter to the Issuer, recommending certain actions. A copy of the letter is attached to this Statement as Exhibit 1 and incorporated into this Statement by reference in its entirety.

Item 5.  Interest in Securities of Issuer

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

          See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See the disclosure provided in response to Item 7 on the attached cover page.

     (ii) shared power to vote or to direct the vote:

          See the disclosure provided in response to Item 8 on the attached cover page.

     (iii) sole power to dispose or to direct the disposition of:

          See the disclosure provided in response to Item 9 on the attached cover page.

     (iv) shared power to dispose or to direct the disposition of:

          See the disclosure provided in response to Item 10 on the attached cover page.

(c) No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and their affiliated persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

 Exhibit 1        Letter from RFLP to the Issuer, dated November 13, 2007
 ---------

                                   SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.


November 13, 2007                     ROARING FORK CAPITAL SBIC, L.P.


                                      By:   Roaring Fork Capital Management,
                                            LLC, its general partner

                                            By:  /s/ Eugene C. McColley
                                                 -----------------------
                                                 Eugene C. McColley
                                                 Manager


                                      ROARING FORK CAPITAL MANAGEMENT, LLC

                                            By:  /s/ Eugene C. McColley
                                                 ------------------------
                                                 Eugene C. McColley
                                                 Manager

                                            /s/ Eugene C. McColley
                                      --------------------------------
                                      Eugene C. McColley, individually


                                            /c/ James T. Rothe
                                      --------------------------------
                                      James T. Rothe, individually


                                            /s/ G. Michale Machens
                                      --------------------------------
                                      G. Michael Machens, individually

                                                                       EXHIBIT 1

                      Roaring Fork Capital Management, LLC
                       5350 South Roslyn Street, Suite 380
                        Greenwood Village, CO 80111-2124

November 13, 2007

Board of Directors
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, NY  11042

Dear Gentlemen:

We are writing to express our disappointment with ATC's poor operating performance, the disportionately high salaries of management, and the failure of management and the board of directors to provide shareholder value.

We have become increasingly frustrated with the lack of strategic direction of the Company, as demonstrated by the dismal operating results, declining stock price, failure to timely file the 10-Q report when due last month, and non-compliance with requirements for continued listing on the AMEX.

We had made direct investments in ATC based on management's assurances to us that ATC is a leader in medical staffing facilities and that expansion capital would result in better margins and substantial profits for the Company. That has not occurred. Instead, ATC has continued to lose money, has been unable to retain chief financial officers, has announced accounting irregularities in its prior financial statements, and has failed to timely file its SEC reports. Having used funds provided by Roaring Fork and other investors, the Company is again in poor financial condition and now is in danger of losing its AMEX listing.

In your proxy statement for the annual meeting of shareholders in August, you reported that your compensation philosophy is to support a pay-for-performance policy that rewards executives for corporate performance. We see the high pay and the long-term contracts for the executives, but we don't see the performance. We have suggested that the high salaries be cut, but our requests have been met with silence.

We have read your press release of October 30 in which you announced the receipt of correspondence from AMEX regarding the Company's lack of compliance with AMEX's standards due to the fact that the independent directors do not constitute a majority of the board of directors and the fact that the audit committee is not composed of at least three independent directors. We think this is an opportune time for the board to:

o Promptly elect a new director who is highly qualified and independent in every sense of the word, including no prior relationship with the Savitsky family.

Board of Directors
November 13, 2007
Page 2


o Establish a nominating and corporate governance committee of the board, comprised solely of independent directors, with a charter requiring that, among other things, the committee establish director selection guidelines and corporate governance policies designed to promote shareholder value, as opposed to advancing the personal interests of the Savitskys.

o Direct the nominating and corporate governance committee to study the desirability of expansion of the board and the appropriateness of the Savitsky executives remaining on the board and to report to the board their findings and recommendations.

o Direct the nominating and corporate governance committee to study the desirability of retaining a "staggered" board of directors and to report to the board their findings and recommendations.

o Abolish the executive committee, which is currently comprised solely of the Savitsky executives and no independent directors.

o Restructure executive pay with an emphasis on incentive pay based on performance.

o Restructure the change-in-control arrangements with the Savitskys, which currently provide for inordinately high amounts to be paid to them relative to the Company's cash position and cash resources.

o Establish strategic business goals and performance metrics and determine executive retention and pay based on achievement.

o Report to the shareholders on the board's plans to create shareholder value and the progress in implementing and maintaining these plans.

Finally, we think it is critical that the board review the causes of the Company's poor performance, as well as what management is and should be doing to address the bad results and what strategic alternatives and other means should be used to improve performance. The board should also decide whether ATC would benefit from an independent review of its strategy and operating plan to create shareholder value.

We respectfully request a response from the Board to our concerns.

Cordially,

Roaring Fork Capital Management, LLC
General Partner of Roaring Fork Capital SBIC, L.P.


/s/ Gene McColley                /s/ Mike Machens                 /s/ Jim Rothe
-----------------                ----------------                 -------------
Gene McColley                    Mike Machens                     Jim Rothe